EXHIBIT 99.13

April 21, 2006

Karen Pritzker
The Jay Pritzker Foundation
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603

Re:    Contribution

Dear Karen:

We have agreed that The Jay Pritzker Foundation ("JPF") is investing in CD International Ltd. ("CD International"). Pursuant to its Subscription Agreement, JPF has agreed to make a capital contribution to CD International. We agree that (i) the NAV of all securities, cash and cash equivalents held in the JPF managed account established pursuant to an Account Management Agreement dated June 29, 2005 (the "AMA"), determined as of March 31, 2006 (including carry over accruals for Expenses, Management Fee and Profit Allocation), is $[*]; and (ii) in satisfaction of JPF's subscription, with economic effect as of April 1, 2006, JPF has contributed to CD International the assets held pursuant to the AMA. All investment activities from and after April 1, 2006 shall be in respect of CD International and not in respect of the AMA. The AMA shall be terminated (except to the extent necessary for the retitling of certain previously identified securities to the name of CD International and/or CD Investment); provided, that, Sections 13, 14, 15, 16 and 20 of the AMA shall not be terminated and shall remain in full force and effect with respect to the performance, actions and omissions of the parties prior to the date hereof. We both understand that the contribution referred to in this letter includes the shares of Sunterra Corporation held pursuant to the AMA.

THE JAY PRITZKER FOUNDATION

/s/ Karen Pritzker
By: Karen Pritzker
Its: Director

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc, its General Partner

/s/ John Ziegelman
By: John Ziegelman
Its: President

* Blank spaces contained confidential information that has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.